Exhibit 13

Press RELEASE | PRESSE INFO | Comunicado de imprensa |新闻稿 | プレスリリース | Comunicado de prensa | Communiqué de presse | Informacja prasowa

TRATON sets deadline for Navistar offer

Munich, October 14, 2020 – Today TRATON SE (“TRATON”), one of the world’s largest commercial vehicle manufacturers, informed Navistar International Corporation (“Navistar”) (NYSE: NAV) that TRATON’s 10 September 2020 offer of USD 43.00 per share in cash for all outstanding shares of common stock of Navistar not already owned by TRATON would expire if not accepted by Friday, October 16, 6 pm CET.

The full content of the letter just submitted to Navistar can be found here: https://ir.traton.com/websites/traton/English/4700/navistar-offer.html.

Contact:

Julia Kroeber-Riel

Head of Group Communications & Governmental Relations

T +49-152-588 70 900

julia.kroeber-riel@traton.com

Matthias Karpstein

Business Media Relations

T +49-172-360 30 71

matthias.karpstein@traton.com

TRATON SE
Dachauer Str. 641

80995 München, Deutschland

www.traton.com

TRATON SE is a subsidiary of Volkswagen AG and a leading commercial vehicle manufacturer worldwide with its brands MAN, Scania, Volkswagen Caminhões e Ônibus, and RIO. In 2019, TRATON GROUP’s brands sold around 242,000 vehicles in total. Its offering comprises light-duty commercial vehicles, trucks, and buses at 29 production and assembly sites in 17 countries. The Company had a workforce of around 82,700 employees worldwide across its commercial vehicle brands as of Tuesday, December 31, 2019. The Group seeks to transform the transportation system through its products, its services, and as a partner for its customers.

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